March 9, 2017

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Melissa Raminpour
Branch Chief
Office of Transportation

Re:	Lions Gate Entertainment Corp.
Form 10-K for the Fiscal Year Ended March 31, 2016
Form 10-Q for the Fiscal Quarter Ended December 31, 2016
Form 8-K furnished February 8, 2017
File No. 001-14880

Ladies and Gentlemen:

We respectfully submit below the responses of Lions Gate Entertainment Corp., a British Columbia, Canada corporation (“Lions Gate,” “Lionsgate,” “the Company,” “we,” “us” , or “our”), to the comments of the United States Securities and Exchange Commission staff (the “Staff”) regarding our Annual Report on Form 10-K for the fiscal year ended March 31, 2016, Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2016 (the "10-Q"), and Form 8-K furnished February 8, 2017 contained in your letter dated March 3, 2017. For your convenience, we have included your original comments in italics, each immediately followed by Lions Gate’s response.

We respectfully submit that we do not believe that any amendment to our Annual Report on Form 10-K for the fiscal year ended March 31, 2016, Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2016, and Form 8-K furnished February 8, 2017 is necessary or required in connection with the Staff’s comments. Rather, as discussed more fully below, we hereby undertake to adjust our disclosures in future filings as appropriate.

Form 10-Q for the Fiscal Quarter Ended December 31, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Media Networks Supplemental Pro Forma Financial Information, pages 69 and 84

Comment 1:    We note that you have included pro forma information for the Media Network segment for both the three and nine months ended December 31, 2016. You disclose that the effects of purchase accounting do not affect segment profit and therefore such adjustments are not included. In this regard, please provide further details on the nature of the expenses included within direct operating expenses, distribution and marketing expenses, and general and administrative expenses given that your pro forma financial statements for the Starz acquisition furnished in an 8-K on December 9, 2016 reflect adjustments to eliminate intercompany revenue between Lions Gate and Starz, as well adjustments concerning general and administrative expenses in adjustments A14 through A17 which appear to impact segment profit. We may have further comment upon receipt of your response.

Response:

We respectfully note that the nature of expenses included within direct operating expenses, distribution and marketing expenses, and general and administrative expenses on a consolidated basis is disclosed in the 10-Q under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (the “MD&A”) on page 53 with further detail by segment on pages 58 to 60 and 72 to 74 for the three and nine months ended December 31, 2016, respectively. In addition, the details of the inclusion or exclusion of certain items (including the exclusion of non-bonus related share-based compensation and purchase accounting) from segment profit are disclosed in the 10-Q under “Note 15. Segment Information” on pages 38 to 39 and under “MD&A - Segment Results of Operations” on pages 62 and 76, as follows:

“Following the Starz Merger, beginning in the quarter ended December 31, 2016, the Company has revised what it will include and exclude from segment profit (loss), the primary measure used by management to evaluate segment performance. Segment profit (loss) continues to be defined as gross contribution (segment revenues, less segment direct operating and distribution and marketing expense) less segment general and administration expenses. However, segment general and administrative expenses will include annual bonuses whether granted in stock or paid in cash, which were previously included in corporate general and administrative expenses and stock-based compensation, respectively. In addition, segment profit will no longer exclude start-up costs of direct to consumer streaming services on its SVOD platforms, non-cash imputed interest charge, and backstopped prints and advertising ("P&A") expense. Segment profit will continue to exclude purchase accounting and related adjustments. As a result of the changes to the segments and definition of segment profit, the Company has presented prior period segment data in a manner that conforms to the current period presentation.”

The adjustments A14 through A17, included in our pro forma financial statements for the Starz acquisition furnished in the 8-K on December 9, 2016, do not impact segment profit. Adjustments A14 and A15 represent the elimination of intercompany sales (and the related costs) from Lionsgate to Starz. These sales and related costs would only be eliminated when consolidating the segments to arrive at the total of all segment profits and would not be applicable to the presentation of the Media Networks segment on a stand-alone basis. Adjustment A16 represents the purchase accounting impact which is specifically disclosed as not impacting segment profit. Adjustment A17 has two adjustments to general and administrative expenses as follows: (1) an adjustment to remove the effect of the Starz merger-related transaction costs which are separately disclosed as included in the restructuring and other line item on our unaudited condensed consolidated statement of operations and are excluded from segment profit, and (2) adjustments to share-based compensation as a result of the merger which are also excluded from segment profit.

To further enhance the segment presentation disclosures, in future filings we will add disclosure to our individual segment presentations in the Segment Results of Operations section of the MD&A stating that the segment results of operations do not include the elimination of any intersegment transactions and exclude items separately identified in the restructuring and other line item in the statement of operations, similar to the disclosures currently provided in the 10-Q on pages 38 to 39 and page 62 and 76 regarding the exclusion of purchase accounting and non-bonus related share-based compensation.

Form 8-K furnished February 8, 2017

Exhibit 99.1

Comment 2:     Please revise your reconciliation of Adjusted OIBDA to operating loss on page 11 to begin with the GAAP measure, operating loss rather than non-GAAP measure, Adjusted OIBDA. Similarly, please revise your reconciliation of Adjusted EBITDA on page 18 to begin with net income (loss). Refer to Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response:

We will revise the non-GAAP reconciliation tables in future filings to begin with the GAAP measure and reconcile that measure to the non-GAAP measure.

Comment 3:     In addition, please revise your adjustments so that you are not adjusting GAAP measures by adjusted items. In this regard, we note that you have adjustments to operating loss for “adjusted depreciation and amortization” and “adjusted share-based compensation expense” which are also non-GAAP measures. Each adjustment should be listed and explained separately. Please revise accordingly.

Response:

We respectfully inform the Staff that the measures “adjusted depreciation and amortization” and “adjusted share-based compensation” are computed under GAAP. However, a portion of the GAAP measures, depreciation and amortization and share-based compensation, are included in separate line items presented (either in a reconciling line item or within segment profit). For example, as disclosed in the footnotes to “adjusted share-based compensation” a portion of the total share-based compensation is included in segment general and administrative expense, and a portion is included in the restructuring and other line item, which are both GAAP based presentations. Accordingly, to properly reconcile the segment profit and Adjusted OIBDA to operating loss, the share-based compensation amount that is not included in those items is required to be presented separately. Similarly, a portion of total depreciation and amortization is included in the purchase accounting and related adjustments line item.

In order to list and explain each adjustment separately as requested by the Staff, in future filings we will add a table to the footnote similar to the table below which identifies the total GAAP amount and clearly identifies where the components of the GAAP amounts are included in the reconciliation.

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
	2016	2015	2016	2015
	(Amounts in millions)
Total share-based compensation	$29	$13	$74	$48
Less:
Amount included in segment general and administrative expense	(7)	—	(20)	—
Amount included in restructuring and other	—	—	(2)	—
Adjusted share-based compensation	$22	$13	$52	$48

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
	2016	2015	2016	2015
	(Amounts in millions)
Total depreciation and amortization	$13	$3	$23	$7
Less: Amount included in purchase accounting and related adjustments	(9)	—	(10)	—
Adjusted depreciation and amortization	$4	$3	$13	$7

Comment 4:     It would appear as though the information presented on pages 13 through 15 represent pro forma information derived from combining the Starz and Lions Gate information prior to the merger at the beginning of your fiscal year 2017. Please revise to appropriately label this information as “pro forma.”

Response:

We will revise such presentations in future filings to label this information as “pro forma.”

*****

We hope that this letter has been helpful and responsive to your requests. If you have any questions or comments to these responses, please contact me directly at 310-255-5159.

Sincerely,

/s/ James W. Barge
James W. Barge
Chief Financial Officer

cc:	Wayne Levin, Esq.
Adrian Kuzycz, Esq.